UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Bell Industries, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

078 107 109
(CUSIP Number)

MARK E. SCHWARZ
NEWCASTLE CAPITAL GROUP, L.L.C.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,754,240 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,754,240 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,754,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) an indirect pecuniary interest (through the ownership of limited partnership interests in BI Holdings, L.P.) in 93.54% of the 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, plus (b) 565,100 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,424,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,424,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,424,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON OO

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,424,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,424,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,424,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON BI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,859,676 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,859,676 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,859,676 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.9%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. is convertible within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,459,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,459,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,459,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner), (c) 10,000 shares owned directly by Mr. Schwarz and (d) 25,000 shares underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 078 107 109

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned on June 26, 2003 with respect to shares of common stock of Bell Industries, Inc., a California corporation (the “Issuer” or the “Company”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5(a) is hereby amended and restated to read as follows:

(a).           As of the filing date of this Amendment No. 7, NP beneficially owned 24,754,240 shares of Common Stock (consisting of (i) 565,100 shares of Common Stock held directly by NP and (ii) an indirect pecuniary interest in 24,189,140 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, by virtue of NP’s 93.54% ownership interest in BILP following a distribution of BILP limited partnership interests as of November 10, 2008), representing approximately 71.7% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 24,754,240 shares of Common Stock beneficially owned by NP by (ii) the sum of (A) 8,650,224 shares of Common Stock outstanding as of August 13, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 and (B) 25,859,676 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

Item 5(c) is hereby amended to add the following:

On November 10, 2008, NP distributed 6.46% of the limited partnership interests in BILP (which holds the Convertible Note) to withdrawing limited partners of NP as of September 30, 2008.  There were no other transactions in securities of the Company by the Reporting Persons since the filing of Amendment No. 7.

CUSIP NO. 078 107 109

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner

	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

BI HOLDINGS, L.P.

By:	Newcastle Capital Management, L.P., its general partner

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ Clinton J. Coleman
Clinton J. Coleman